SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Marketletter 1Q16

Summary

Page

Conference call in Portuguese

May 16th 2016

2:00 pm (GMT)

1:00 pm (New York time)

6:00 pm (London time)

Phone: (11) 3137-8030

Password: 9532

Conference call in English

May 16th 2016

2:00 pm (GMT)

1:00 pm (New York)

6:00 pm (London time)

Phone: (11) 3137-8030

Password: 9532

Contact IR:

invest@eletrobras.com

www.eletrobras.com.br/elb/ri

Phone: (55) (21) 2514-6333

Introduction	02
I. Analysis of the Consolidated Result	04
II. Analysis of the Result of the Parent Company	13
III. General Information	16
IV. Addendum: Information from Subsidiaries

Marketletter 1Q16

Rio de Janeiro, May 11th 2016 - Eletrobras (Centrais Elétricas Brasileiras S.A.) (BM&FBOVESPA: ELET3 and ELET6 – NYSE: EBR and EBR-B – LATIBEX: XELTO and XELTB), the largest company in the sector of electrical energy of Latin America, active in generation, transmission and distribution, holding of 15 subsidiaries, a participations company – Eletropar – and 50% participation of the Capital Stock of Itaipu Binacional, announces its results for the quarter.

Eletrobras presented, in the 1Q16, a net loss attributable to controllers of R$ 3,898 million, compared with a net loss of R$ 10,327 million in the 4Q15. In the 1Q15, the company presented net profit attributable to controllers of R$ 1,255 million.

The results of the quarter were decisively influenced by several variables, among which the following stand out: (i) Provision for Legal Contingencies (operating provisions) in the amount of R$ 2,949 million, with emphasis on the provision concerning legal proceedings involving compulsory loan in the amount of R$ 2,814 million; (ii) loss in the distribution subsidiaries, which totaled R$ 1,167 million in 2016; and (iii) reduction in revenues from supply and in revenue from short-term power sale in the Chamber of Electric Energy Commercialization (CCEE) in generation. The result of the 1Q16 was also impacted by the following variables:

➢  Positively: (i) reversal of onerous contracts in the amount of R$ 101 million; (ii) reduction of expenses with Personnel, Materials and Services by 29.9% compared to the 4Q15

➢  Negatively: (i) Allowance for Doubtful Accounts (ADA) in the amount of R$ 142 million, influenced mainly by the tariff adjustment in some distribution companies; and (ii) negative net foreign exchange variation in the amount of R$ 185 million in the 1Q16; (iii) negative Itaipu transfer amounting to R$ 148 million in the 1Q16, influenced by the effects of the dollar variation on monetary adjustment based on the American prices indices Commercial Price and Industrial Goods.

HIGHLIGHTS IN THE CONSOLIDATED RESULTS OF THE 1Q16:

»Net operating revenue of R$ 6,761 million;

»Net operating provisions amounting to R$ 3,013 million;

»Sum of EBITDA’s of subsidiaries of R$ 766 million.

»Net financial income of R$ 1,345 million;

Marketletter 1Q16

1T16	1T15	CONSOLIDATED	1Q16	4Q15
3,055	3,117	Generation - Sales for Distribution Companies	3,055	2,966
641	922	Generation - Sales for final consumers	641	871
256	887	Generation-CCEE (short-term)	256	-209
510	455	Generation - Operational and Maintenance Revenue	510	487
-18	94	Generation - Construction Revenue	-18	-42
-148	121	Generation - Itaipu Transfer (see II.3.a)	-148	170
720	622	Transmission - Operational and Maintenance Revenue	720	714
312	294	Transmission - Construction Revenue	312	911
178	204	Transmission - Return Rate Updates	178	235
2,287	3,117	Distribution - Supply	2,287	4,577
157	176	Distribution - Construction Revenue	157	391
70	282	Distribution - CVA and other Financial Components	70	-339
254	339	Other Revenues	254	557
8,274	10,630	Gross Revenue	8,274	11,289
-1,513	-2,031	(-) Revenue Deductions	-1,513	-3,428
6,761	8,599	Net Operating Revenue	6,761	7,861
-2,169	-2,922	Energy Purchased for Resale	-2,169	-1,793
-405	-465	(-) Use of Power Grid	-405	-432
-419	-299	(-) Fuel for Electric Power Production	-419	14
-451	-563	(-) Construction	-451	-1,261
3,317	4,350	Gross Result	3,317	4,389
-1,988	-2,004	(-) Personnel, Materials and Services	-1,988	-2,836
-97	-100	(-) Remuneration and Compensation	-97	-67
-435	-463	(-) Depreciation and Amortization	-435	-493
-441	-579	(-) Other Expenses	-442	-911
355	1,204		355	82
182	41	Shareholdings	182	347
-3,013	-327	Provisions/Operating Reversals	-3,013	-9,392
-2,476	918		-2,476	-8,963
502	526	Revenue from Interest and Financial Investments	502	785
-122	191	Restatement	-122	1,592
-185	341	Exchange Variation	-185	-88
-1,507	-1,009	Debt Charges	-1,507	-2,807
-11	-8	Charges of Shareholder Resources	-11	-11
0	495	Compensation of Indemnifications - Law 12,783/13	0	-880
-22	57	Other Financial Results	-23	-277
-3,821	1,511		-3,821	-10,649
-73	-397	Income Tax and Social Contribution	-73	211
-3,894	1,114	Net Profit/Loss for the quarter	-3,894	-10,438
4	-141	Attributed to non-controlling Participation	4	-111
-3,898	1,255	Net Profit/Loss attributed to Controller	-3,898	-10,327

I.             ANALYSIS OF CONSOLIDATED RESULT (R$ MILLION)

Marketletter 1Q16

I.1 Main variations in Results

Variations of Results (1Q16 x 1Q15)

The result of the 1Q16 shows a variation by 411% compared to the 1Q15, with a net loss attributed to the controller of R$ 3,898 million in the 1Q16, compared to a net profit attributed to the controller of R$ 1,255 million in the 1Q15.

The net operating revenues, amounting to R$ 6,761 million, presented, in the 1Q16, a decrease by 21.4% compared to the 1Q15, when the recorded amount was R$ 8,599 million. This change was strongly influenced by the deconsolidation of CELG D in the 1Q16. In the segment analysis, we present the following highlights:

»     Generation revenues decreased by 23.2%, from R$ 5,596 million in the 1Q15 to R$ 4,297 million in the 1Q16. This reduction was influenced by the fall in sales revenue in the short-term market in electric energy trading Chamber (CCEE), as well as by reducing the supply of revenue. The sale of energy in the short-term market decreased from R$ 887 million in the 1Q15 to R$ 256 million in the 1Q16, mainly due to the reduction in the price of settlement of differences (PLD, for the acronym in Portuguese) in 2016.  The Itaipu transfer decreased, from a positive amount of R$ 121 million in the 1Q15 to a negative amount of R$ 148 million in the 1Q16, influenced by the effects of the dollar's variation on monetary adjustment based on American price indices Commercial Price and Industrial Goods. Supply revenue decreased by 30.4%, from R$ 922 million in the 1Q15 to R$ 641 million in the 1Q16, due to the deverticalization of Amazonas Energia, and the energy sold classified before as supply was recorded into Amazonas GT’s Supply Account. The total volume of energy sold by the Eletrobras companies increased from 56 TWh in the 1Q15 to 57 TWh in the 1Q16. Construction revenue decreased from R$ 94 million in the 1Q15, to R$ 18 million in the 1Q16, but without effect on the result since it has equal value accounted for the cost of construction.

»     Transmission revenues increased by 8.1%, from R$ 1,119 million in the 1Q15 to R$ 1,209 million in the 1Q16, influenced mainly by the increase by 15.8% of the operating and maintenance revenue. This variation is explained mainly by the new revenues from investments in improvements and reinforcements in the system and the entry into operation of new investments. Construction revenue increased from R$ 294 million in the 1Q15, to R$ 312 million in the 1Q16, but without effect on the result since it has equal value accounted for the cost of construction.

»     Distribution revenues decreased by 29.7%, from R$ 3,575 million in the 1Q15 to R$ 2,514 million in the 1Q16. Celg-D’s deconsolidation. If Celg-D’s revenues for the 1Q15 were disregarded, the revenue in the distribution segment would present an increase by 39.9%, from R$ 1,797 million to R$ 2,514 million in the 1Q16. The increase in the supply revenue is mainly due to the annual adjustment and the implementation of tariff flags, which is offset by an increase in sectorial charges. The amount of energy sold increased from 4.2 TWh in the 1Q15 to 4.3 TWh in the 1Q16. Construction revenue decreased from R$ 176 million in the 1Q15, to R$ 157 million in the 1Q16, but without effect on the result since it has equal value accounted for the cost of construction.

Marketletter 1Q16

- The electricity purchased for resale decreased by 25.8%, from R$ 2,922 million in the 1Q15 to R$ 2,169 million in the 1Q16. Excluding the expenses of Celg-D with the purchase of energy for resale in the 1Q15, an amount of R$ 2,144 million was recorded in the 1Q15, which would amount to an increase by 1.2% in the 1Q16.

- A decrease by 12.7% was recorded in the Use of Grid account. In the 1Q15, a net expense of R$ 465 million was recorded, and, in the 1Q16, the net expense of R$ 405 million. Excluding the expenses of Celg-D on the Use of Grid account, a decreased by 3.9% would be recorded, compared to an amount of R$ 422 million in the 1Q15.

- An increase by 40.1% was recorded in the Fuel for Power Production account. In the 1Q15, a net expense of R$ 299 million was recorded, compared to a net expense of R$ 419 million in the 1Q16, due, mostly, to a reduction of the reimbursement from the Fuel Consumption Account (CCC, for the acronym in Portuguese), pursuant to Law 12,111/2009, particularly in the subsidiary Amazonas Energia, due to the application of the loss criteria for the grant of fuel in the 1Q16.

- In the 1Q16, the sum of the Personnel, Materials and Services (PMS) account decreased by 0.8%, from R$ 2,004 million in the 1Q15 to R$ 1,988 million in the 1Q16. The Personnel, Materials and Services accounts increased by 6.9%, decreased by 2.5% and decreased by 17.2%, respectively. The increase in the Personnel account is explained by the fact that the resulting adjustment of the collective bargaining agreement in 2015 is recorded in the 1Q16. Excluding the expenses of Celg-D, due to its deconsolidation, the Personnel account increased by 13.5%, from R$ 1,249 million in the 1Q15 to R$ 1,417 million in the 1Q16. The Services account, excluding Celg-D, increased by 2.3%, from R$ 500 million in the 1Q15 to R$ 511 million in the 1Q16 and the Materials account, excluding Celg-D, increased by 3.1%, from R$ 58 million in the 1Q15 to R$ 60 million in the 1Q16.

	1Q16	1Q15	1Q15*	(%) including Celg-D	(%) excluding Celg-D
Personnel	1,417	1,325	1,249	6.9%	13.5%
Materials	60	61	58	-2.5%	3.1%
Services	511	618	500	-17.2%	2.3%
TOTAL PMS	1,988	2,004	1,807	-0.8%	10.0%

- Operating provisions increased from R$ 327 million in the 1Q15 to R$ 3,013 million in the 1Q16. In the 1Q16, operating provisions were mainly influenced by: (i) the provision for legal contingencies in the amount of R$ 2,949 million, especially due to the cases relative to the compulsory loan, in the amount of R$ 2,814 million (see Explanatory Note 30 in the 1Q16 Financial Statement); and (ii) the increase in the provision for doubtful accounts, which amounted to R$ 142 million, influenced mainly by the review in the criterion in Eletrobras' distribution companies. The provisions were partially offset by the reversal of onerous contracts in the amount of R$ 101 million in the 1Q16. Excluding the provisions for Celg-D, the amount of operating provisions would be R$ 1,072 million in the 1Q15.

Marketletter 1Q16

R$ million
Consolidated	1Q16	1Q15
Warranties	5	-1
Contingencies	2,949	253
Doubtful Accounts - Consumers and Resellers	142	102
Doubtful Accounts - Financing and Loans	4	12
Unsecured Liabilities in Subsidiaries	0	0
Onerous Contracts	-101	-75
Losses on Investments	1	22
Actuarial Liabilities	0	0
Impairment	0	0
Adjustment to Market Value	0	0
Provision/Reversal for Loss on Financial Asset	0	0
Impairment BRR	0	0
Provision for Losses on Fixed Assets	0	0
Provision for Environmental Compensation	0	0
Hydrological Risk	0	0
Other	14	14
Operating Provisions	3,013	327

Note: Negative values in the table above indicate reversals of provisions.

-Shareholdings recorded a variation of 344% resulting from the accounting of a positive amount of R$ 41 million in the 1Q15 to a positive amount of R$ 182 million in the 1Q16.

- The net financial result decreased from a net revenue of R$ 593 million in the 1Q15 to a net expense of R$ 1,345 million in the 1Q16. Excluding the Financial Result of Celg-D, the financial results in the 1Q15 would be positive in the amount of R$ 864 million and the variation in the 1Q16 would correspond to 184%. This variation is due mainly to the increase in debt burden, which decreased from a positive amount of R$ 341 million in the 1Q15 to a negative amount of R$ 185 million in the 1M16. The increase in the debt burden, from R$ 1,009 million in the 1Q15 to R$ 1,507 million in the 1Q16, influenced mainly by the increase of debt and interest rates.

Main Variation in Results (1Q16 x 4Q15)

In the 1Q16, Eletrobras recorded a net loss attributed to the controllers of R$ 3,898 million, compared to a net loss of R$ 10,327 in the 4Q15.

The Net Operating Income, amounting to R$ 6,761 million, recorded a decrease by 14% in the 1Q16 compared to 4Q15 when it was registered an amount of R$ 7,861 million. This variation was heavily influenced by the deconsolidation of Celg-D in the 4Q15 and also by lower generation Supply Revenue. In the analysis by segment, we present the following highlights:

»     Generation revenues increased by 1.2%, from R$ 4,244 million in the 4Q15 to R$ 4,297 million in the 1Q16. This reduction was influenced by the decrease by 26% in the supply revenue and by the decrease in the Itaipu transfer, which dropped from a positive amount of R$ 170 million in the 4Q15 to a negative amount of R$ 148 million in the 1Q16, influenced by the effects of the dollar variation on the monetary adjustment based on the American price indices Commercial Price and Industrial goods. The total amount of energy sold by Eletrobras companies decreased from 60 TWh in the 4Q15 to 57 TWh in the 1Q16. The decline in supply revenue was influenced primarily by adjustments resulting from the extension of contracts with Chesf’s industrial consumers. Construction revenues decreased from R$ 42 million in the 4Q15 to R$ 18 million negative in the 1Q16, but with no effect on the result of the 1Q16 since it has equivalent value at the cost of construction.

Marketletter 1Q16

»     Transmission revenues decreased by 35%, from R$ 1,859 million in the 4Q15 to R$ 1,209 million in the 1Q16, influenced mainly by the decrease in the construction revenue (from R$ 911 million in the 4Q15 to R$ 312 million in the 1Q16). Construction Revenue has equivalent amount recorded as cost of construction.

»     Revenues from the distribution segment decreased by 45.7%, from R$ 4,629 million in the 4Q15 to R$ 2,514million in the 1Q16. Excluding Celg-D's revenues, in the 4Q15, distribution revenues would present a decrease by 2.4%, from R$ 2,576 million in the 4Q15 to R$ 2,514 million in the 1Q16. This decrease was influenced by the 9% decrease in the supply revenue, from R$ 2,524 million in the 4Q15 to R$ 2,287 million in the 1Q16, and by the decrease in the construction revenue. The decrease in supply revenue was influenced by the change of the tariff flag and the falling demand for electricity. Construction revenue decreased from R$ 290 million in the 4Q15 to R$ 157 million in the 1Q16, but with no effect on the result since it has equivalent value at the cost of construction. The amount of energy sold decreased from 4.6 TWh in the 4Q15 to 4.3 TWh in the 1Q16, excluding Celg-D in the 4Q15.

- Energy purchased for resale increased by 20.9%, from R$ 1,793 million in the 4Q15 to R$ 2,169 million in the 1Q16. This result was influenced mainly by recording the effects of the Risk Adjustment of the Factor Hydrological (GSF), the 4Q15, pursuant to Law 13,203/15 in the amount of R$ 742 million, as a rectification of the electricity cost purchased for resale.

- On the fuel for electric power production account, a net revenue of R$ 14 million was recorded in the 4Q15, while a net expense of R$ 419 million was recorded in the 1Q16. The 4Q15 result was impacted by ANEEL resolution 679/2015, issued on September, 1st 2015, which amended the criteria for refund of fuel, to reduce the period of receipt of these resources by the supplier.

- In the 1Q16, the sum of the Personnel, Materials and Services (PMS) account decreased by 29.9%, from R$ 2,836 million in the 4Q15 to R$ 1,988 million in the 1Q16. The Personnel, Materials and Services accounts decreased by 14.3%, 31.1% and 53.3%, respectively. Excluding Celg-D's expenses in the 4Q15, the sum of the Personnel, Materials and Services accounts presents a decrease by 23.8%, from R$ 2,609 million in the 4Q15 to R$ 1,988 million in the 1Q16. Excluding Celg-D, the Personnel account decreased by 8.8%, from R$ 1,554 million in the 4Q15 to R$ 1,417 million in the 1Q16. The Services account, excluding Celg-D, decreased by 47.5%, from R$ 975 million in the 4Q15 to R$ 511 million in the 1Q16, and the Materials account decreased by 26.4%, from R$ 81 million in the 4Q15 to R$ 60 million in the 1Q16. The programmed shutdown of Angra II Nuclear Power Plant in October 2015 contributed to the increase in the Services account.

Consolidated	1Q16	4Q15	4Q15*	(%) Including Celg D	(%) Excluding Celg D*
Pessoal	1,417	1,653	1,554	-14.3%	-8.8%
Material	60	87	81	-31.3%	-26.4%
Serviços	511	1,096	974	-53.3%	-47.5%
TOTAL PMS	1,988	2,836	2,609	-29.9%	-23.8%

Marketletter 1Q16

- Operating provisions decreased from R$ 9,391 million in the 4Q15 to R$ 3,013 million in the 1Q16. In the 1Q16, operating provisions were mainly influenced by: (i) the provision for legal contingencies in the amount of R$ 2,949 million, especially due to the cases relative to the compulsory loan, in the amount of R$ 2,814 (see Explanatory Note 30 in the 1Q16 Financial Statement). The provisions were partially offset by the reversal of onerous contracts in the amount of R$ 101 million in the 1Q16. Excluding the provisions for Celg-D, the amount of operating provisions would reach R$ 9,404 million in the 4Q15.

R$ million
Consolidated	1Q16	4Q15
Warranties	5	14
Contingencies	2,949	5,539
Doubtful Accounts - Consumers and Resellers	142	319
Doubtful Accounts - Financing and Loans	4	4
Unsecured Liabilities in Subsidiaries	0	0
Onerous Contracts (item I.3)	-101	603
Losses on Investments	1	-681
Actuarial Liabilities	0	0
Impairment	0	2,605
Adjustment to Market Value	0	6
Provision/Reversal for Loss on Financial Asset	0	0
BRR Impairment	0	-149
Provision for Losses on Fixed Assets	0	0
Provision for environmental compensation	0	0
Hydrological Risk	0	451
Other	14	680
Total Provisions	3,013	9,391

- Shareholdings recorded a positive amount of R$ 347 million in the 4Q15 and a positive amount of R$ 182 million in the 1Q16, a 47.5% reduction, therefore.

- Net financial result decreased from a net expense of R$ 1,686 million in the 4Q15 to a net expense of R$ 1,345 million in the 1Q16. That change occurred, mainly, by reversing interest and updates related to claims for compensation, pursuant to the first tranche of Law nº 12,783/2013, reflected on the indemnification remunerations account, which recorded a negative amount of R$ 880 million in the 4Q15.

Marketletter 1Q16

I.2 Energy Sales

I.2.1 Energy sold in 2016 - Generation Companies - TWh

In terms of energy market developments, Eletrobras companies sold, in 2016, 57 TWh of energy, compared to 56 TWh in the same period of the previous year, which represents an increase by 0.8%.

I.2.2 Energy sold in 2016 - Distribution Companies - TWh

In terms of energy market developments, Eletrobras distribution companies sold, in 2016, 4.3 TWh of energy, compared to 4.2 TWh in the same period of the previous year, which represents an increase by 1.2%.

* Celg D became consolidated in Eletrobras'  result of Eletrobras as of September 2014 and from January 2016 is no longer being consolidated. This values do not consider, therefore, the electric power related CELG D.

** It takes into account only the captive market.

Marketletter 1Q16

I.3 Onerous Contracts

					R$ million
	Consolidated Balance				Changes in 2016 *
	2016	2015	2014	2013	1Q16
Transmission
Contract 061/2001	0	0	-	-	0
Contract 062/2001	672	729	608	875	57
Other	137	167	24	-	31
	809	896	632	875	88
Generation
Itaparica	0	0	0	863	0
Jirau	0	0	0	712	0
Camaçari	77	80	91	267	3
Termonorte II	0	0	0	-	0
Funil	82	84	132	96	2
Complexo Paulo Afonso	0	0	0	-	0
Mauá-Klabin	0	0	0	20	0
Coaracy Nunes	228	228	30	89	0
Other	203	210	246	30	7
	589	602	499	2,057	13
Distribution
Intangible Assets	0	0	-	295	0

TOTAL	1,398	1,498	1,131	3,228	101

* The table considers an increase of R$ 50 million in the onerous contract of Amazonas Energia's intangibles, with no effect in the Company's result.

I.4 Consolidated EBITDA

EBITDA	1Q16*	1Q15%
Result for the Fiscal Year	-3,894	1,114	-450%
+ Provision for Income Tax and Social Contribution	74	398	-82%
+ Financial Result	1,346	-594	-327%
+ Amortization and Depreciation	435	463	-6%
= EBITDA	-2,041	1,381	-248%

* Excluding Celg-D due to its deconsolidation.

Marketletter 1Q16

I.4.1 EBITDA of Subsidiaries *

In the 1Q16, the sum of the subsidiaries' EBITDA was positive in the amount of R$ 766 million, representing an increase by 119% compared to the negative EBITDA of R$ 4,081 million in the 4Q15.

In the 1Q15, the EBITDA of Eletrobras’ subsidiaries was positive in the amount of R$ 1,806 million.

EBITDA R$ million
Company	1Q16*	1Q15%		1Q16	4Q15	(%)
Eletronorte	712	417	71%	712	-548	-230%
Chesf	0	123	-100%	0	-674	-100%
Furnas	377	684	-45%	377	575	-34%
Eletronuclear	288	174	66%	288	-1,563	-118%
Eletrosul	125	180	-30%	125	-516	-124%
CGTEE	-158	-64	146%	-158	-163	-3%
Amazonas G&T	-55	0	-	-55	-99	-
Subtotal	1,289	1,513	-15%	1,289	-2,988	143%
Distribution Companies	-523	293	-278%	-523	-1,093	-52%
Total	766	1,806	-58%	766	-4,081	119%
*The 1Q16 result does not include Celg-D. EBITDA MARGIN
Company	1Q16*	1Q15	p.p	1Q16	4Q15	p.p
Eletronorte	58.0%	29.6%	28.4	58.0%	-37.10%	95.1
Chesf	0.0%	13.4%	-13.4	0.0%	-53.10%	53.1
Furnas	29.3%	40.9%	-11.6	29.3%	33.60%	-4.3
Eletronuclear	45.3%	34.7%	10.6	45.3%	-351.40%	396.7
Eletrosul	33.6%	47.0%	-13.4	33.6%	-117.10%	150.7
CGTEE	-1,163.0%	-53.4%	-1,109.6	-1,163.0%	-221.80%	-941.2
Amazonas G&T	-83.3%	-	-	-83.3%	-98.30%	15.0
Subtotal	28.9%	30.3%	-1.4	28.9%	-54.10%	83.0
Distribution Companies	-27.2%	9.3%	-36.5	-27.2%	-43.30%	16.1
Total	12.0%	22.1%	-10.7	12.0%	-50.70%	62.7

EBITDA = Net result for the period, plus the taxes on the profit, the net financial expenses, the financial income and depreciation, amortization and depletion, pursuant to CVM Instruction Nº 527/12.

p.p. = percentage points

Source: Financial statements presented in the Addendum to this document.

* The 1Q16 result does not include Celg-D.

I.6 Net Debt

	R$ million
Net Debt	1Q16	2015
Financing payable without RGR	39,418	40,521
(-) (Cash and Cash Equivalent + Securities)	7,437	8,432
(-) Financing receivable without RGR	13,547	15,352
Net Debt	18,434	16,737

Marketletter 1Q16

II.          Analysis of the Result of the Parent Company

Eletrobras presented, in the 1Q16, a net loss of R$ 3,898 million, compared to a net profit of R$ 1,255 million recorded in the 1Q15.

This result was decisively influenced by: (i) provisions for legal contingencies, amounting to R$ 2,898 million, mainly due to the provisions relating to judicial proceedings of compulsory loan (see Explanatory Note number 30 to the Financial Statements for the 1Q16); (ii) unsecured liabilities in subsidiaries in the amount of R$ 1,418, especially in Eletrobras’ distribution companies; and (iii) positive shareholdings results amounting to R$ 861 million.

The following chart compares the company’s results in the 1Q15 and 1Q16.

Evolution of the Result - R$ million
1Q16
862
-148
409
-293
-267
-2.898
-1,418
-11
-181
-49
0
-3,898
1Q15
972
121
248
336
659
-168
-339
-47
-343
-183
1,255
Shareholdings
Itaipu transfer
Net financing income
Net monetary updates
Net exchange variations
Provisions for contingencies
Unsecured liabilities in subsidiaries
Other operating provisions
Other
Taxes
Profit
Financial Result
Operating Provisions

Note: The analysis of the results of each subsidiary is in the addendum.

Marketletter 1Q16

II.1 Eletrobras' Shareholdings

In the 1Q16, the result of shareholdings positively impacted the Company's results in R$ 861 million, less than the amount of R$ 972 million recorded in the 1Q15.

In the 4Q15, the result of shareholdings impacted negatively the Company's results in R$ 5,879 million, while the result of shareholdings positively impacted in R$ 861 million in the 1Q16.

R$ million
	Parent Company
	1Q16	4Q15	1Q15
Investments in subsidiaries
Equity method	722	-6,438	924

Investments in affiliated companies
Interest on own capital	-	6	0
Equity method	51	401	34

Other investments
Interest on own capital	-	2	0
Dividends	18	62	4
Remuneration of investments in partnerships	-	11	7
Income from capital – ITAIPU	70	77	3
	88	152	14

Total	861	-5,879	972

Marketletter 1Q16

II.2.  Sale of Energy by the Holding Company

a. Itaipu Binacional

FINANCIAL RESULT OF ITAIPU
1Q16
Itaipu Power Sales Contract + CCEE	2,916
Revenue from Right to Compensation	-434
Other	64
Total Revenue	2,546

Itaipu Power Purchase Contract + CCEE	-3,230
Expenditure from the Obligation of Compensation	286
Itaipu Transfer	384
Other	-133
Total Expenses	-2,692

NOI - Itaipu Transfer	-148

RESULT of ITAIPU (price indices)
1Q16
Revenue from Right to Compensation	-434
+ Currency Result	-529
Result from the Right to Compensation (RD)	-963
- Expenditure from the Obligation of Compensation	-286
+ Currency Result	-349
Result of Obligations to Reimbursement (RO)	-635
Balance: RD-RO	-328

a.1 Financial Asset Itaipu Binational

The balance resulting from the adjustment factor of Itaipu Binacional, recorded under the heading Financial Assets in Non-current Assets, amounts to R$ 5,012 million on March 31st 2016, equivalent to US$ 1,408 million (December 31st 2015 - R$ 5,976 million, equivalent to US$ 1,530 million), of which R$ 3.964 million, equivalent to US$ 1,114 million, will be transferred to the National Treasury until 2023 as a result of the credit transfer operation carried out between the Company and the National Treasury in 1999. Such values will be carried out through their inclusion in the rate of transfer to be practiced until 2023.

Marketletter 1Q16

II.2 Financial Result

In the 1Q16, the financial result impacted positively the result of the Parent Company in R$ 465 million, although lower than the amount of R$ 1,243 million recorded in the 1Q15. This variation is explained mainly by the lower outcome of the exchange variation.

In the 4Q15, the financial result impacted positively the result of the Parent Company in 808 million, influenced mainly by the outcome of the exchange variation as shown below:

FINANCIAL RESULT R$ million
	1Q16	1Q15	4Q15
Financial Income
Interest from income. commissions and fees	879	695	835
Income from financial investments	182	135	163
Moratorium on electricity increase	14	47	178
Currency updates	-293	335	334
Exchange rate variations	-267	659	8
Other financial income	83	16	34

Financial Expenses
Debt Charges	-593	-550	-668
Leasing costs	0	0	0
Charges on shareholders' resources	-7	-05	-7
Other financial expenses	-150	-89	-69
	-152	1.243	808

The main indexes of financing contracts and transfers presented the following variations in the periods:

Evolution of the variation of the IGP-M and the dollar (%)

	1Q16	1Q15
Dollar	-8.86%	20.77%
IGPM	2.97%	2.02%

II.4 Operating Provisions

In the 1Q16, Operating Provisions impacted negatively the result of the parent company in R$ 4,327 million, compared to R$ 554 million in the 1Q15. This variation is explained mainly by the provisions for legal contingencies, in the amount of R$ 2,898, due, mainly, to the provisions concerning the compulsory loan and unsecured liabilities in subsidiaries in the amount of R$ 1,418, particularly in Amazonas Energia and CGTEE.

In the 4Q15 Operating Provisions impacted negatively the result of the parent company in R$ 6,759 million, also influenced mainly by provisions for contingencies and for unsecured liabilities in subsidiaries, as shown below:

Marketletter 1Q16

R$ million
Operating Provisions	Parent Company
	1Q16	4Q15	1Q15
Warranties	5	13	-1
Contingencies	2,898	5,043	168
Doubtful Accounts - Consumers and Resellers	0	0	0
Doubtful Accounts - Financing and Loans	5	4	13
Unsecured liabilities in Subsidiaries	1,418	2,559	339
Onerous Contracts	0	0	0
Losses on Investments	-1	-1,072	22
Impairment	0	2	-
Adjustment to Market Value	0	6	0
Other	2	203	13
	4,327	6,759	554

III. General Information

Portfolio of Financing Receivables and Payable

a.    Financing and Loans Granted

Financing and loans are made with the company's own resources, industry resources and external resources obtained through international development agencies, financial institutions and by issuing bonds in the international financial market.

All financing and loans granted are supported by formal contracts signed with borrowers. The receivables of these values, for the most part, are set out in monthly installments, repayable within 10 years average, and the average interest rate, weighted by the portfolio balance, is 9.09% per year.

Financing and loans granted by the Parent Company, with currency update clause, account for about 40% of the total portfolio (42% on March 31st 2015). Those which predict update based on indexes that represent the level of internal prices in Brazil, on the other hand, reach 60% of the balance of the portfolio (58% on December 31st 2015).

The market values of these assets are close to their book values, because they are industry-specific operations and formed, in part, through sector funds resources which do not find similar conditions as parameter of evaluation at market value.

The increase in the balance of loan receivables in the quarter is mainly due to the exchange rate calculated on the loans granted to Itaipu, due to the appreciation of the dollar against the Brazilian real when closing prices of March 2016 and December 2015 are compared. The dollar varied negatively by about 9%.

The long-term portion of financing and loans granted, based on expected cash flows, is contractually due in variable installments, as follows:

Marketletter 1Q16

R$ million
	2017	2018	2019	2020	2021	After 2021	Total
Parent Company	4,352	4,753	4,667	4,612	4,534	5,376	28,294
Consolidated	1,346	2,564	2,666	2,737	2,777	636	12,726

b.    Financing and Loans Payable

The debts are guaranteed by the Federal Government and/or by Eletrobras, and are subject to charges whose average rate in 2016 is 9.60% p.a. (9.40% in 2015) and have the following profile:

	Parent Company				Consolidated
	31.03.2016		31.03.2015		31.03.2016		31.03.2015
	Balance in R$ million	%	Balance in R$ million	%	Balance in R$ million	%	Balance in R$ million	%
Foreign Currency
USD	10,181	36%	11,109	37%	10,193	22%	11,122	24%
USD with Libor	2,885	10%	3,257	11%	3,317	7%	3,729	8%
EURO	242	1%	252	1%	242	1%	252	1%
YEN	174	1%	179	1%	174	0%	179	0%
Other	0	0%	0	0%	2	0%	2	0%
Subtotal	13,482	48%	14,797	49%	13,928	31%	15,283	33%
					0	0%	0	0%
National Currency					0	0%	0	0%
CDI	6,516	23%	6,516	22%	11,142	25%	11,411	25%
IPCA	0	0%	0	0%	72	0%	533	1%
LTIR	0	0%	0	0%	6,944	15%	6,594	14%
SELIC	2,022	7%	2,284	8%	2,215	5%	2,636	6%
Other	0	0%	0	0%	4,066	9%	3,288	7%
Subtotal	8,538	30%	8,800	29%	24,440	54%	24,462	53%

Not indexed	6,211	22%	6,439	21%	7,036	15%	6,653	14%

TOTAL	28,231	100%	30,036	100%	45,404	100%	46,398	100%

The portion of long-term loans and financing have their maturity programmed as follows:

							R$ million
	2017	2018	2019	2020	2021	After 2021	Total
Parent Company	2,224	2,483	5,353	1,796	7,767	5,718	25,340
Consolidated	3,609	4,939	6,720	2,951	8,688	1,3875	40,782

Ratings

Agency	National Classification/Perspective	Latest Report
Moody's Issuer Rating	Ba3 (Negative)	02/25/2016
S&P LT Local Currency	BB-(Negative)	02/18/2016
S&P LT Foreign Currency	BB-(Negative)	02/18/2016
Fitch LT Local Currency Issuer	BB- (Negative)	05/10/2016
Fitch LT Foreign Currency Issuer	BB- (Negative)	05/10/2016

Marketletter 1Q16

Eletrobras' Organization Chart

Eletrobras
Eletrobras Cepel (100.00%)
Generation & Transmission
SPEs
Eletrobras Eletronorte (99.47%) G 07 T 11 Σ 18
Eletrobras Chesf (99.58%) G 47 T 08 Σ 55
Eletrobras Furnas (99.56%) G 57 T 19 Σ 76
Eletrobras Eletrosul (99.88%) G 32 T 10 Σ 42
Eletrobras Amazonas GT (100.00%)
Generation
Eletrobras Eletronuclear (99.91%)
Eletrobras CGTEE (99.99%)
Binational Generation
ITAIPU BINACIONAL (50.00%)
Distribution
Eletrobras Distribuição Acre (96.71%)
Eletrobras Distribuição Alagoas (100.00%)
Eletrobras Distribuição Piauí (100.00%)
Eletrobras Distribuição Rondônia (100.00%)
Eletrobras Distribuição Roraima (100.00%)
CELG (50.93%)
Eletrobras Distribuição Amazonas (100.00%)
Equity Participation
Eletrobras Eletropar (83.71%)
Generation
NORTE ENERGIA S.A. (15.00%)
MANGUE SECO 2 S.A. (49.00%)
PAULISTA LAJEADO (40.7%)
CEB LAJEADO (40.07%)
LAJEADO ENERGIA (40.07%)
EMAE (39.02%)
CEEE - GT (32.59%)
AES TIETÊ (7.94%)
CESP (2.05%)
CGEEP (0.47%)
CDSA (0.13%)
CELESC (10.75%)
Transmission
CTEEP (35.37%)
Distribution
ENERGISA MT (27.52%)
ENERGISA TO (0.000026%)
CELPA (1.15%)
CEMAR (33.55%)
CEEE - D (32.59%)
COELCE (7.06%)
CEB (3.29%)
ENERGISA (2.98%)
CELPE (1.56%)
COPEL (0.56%)
CELGPAR (0.07%)
CER (0.00189%)
EEB (0.1%)
CEA (0.02512%)
SPEs Abroad
Centrales Hidroeléctricas de Centroamerica S.A. – CHC (50.00%)
Inambari Geração de Energia S.A. – IGESA (29.40%)
Rouar S.A. – Parque Eólico Artilleros (50.00%)

Eletrobras Companies

Segment	SPEs*
Generation	138
Transmission	41
Total	**179**

* The amount of SPEs was adjusted, since there are special purpose entities related to more than one Eletrobras Company.

Marketletter 1Q16

Investments

			R$ million
NATURE OF INVESTMENTS	Budgeted	Accomplished
	2016	1Q16	(%)
Generation	6,815.3	1,564.8	23.0
Corporate Expansion	4,531.8	294.3	6.5
SPEs Expansion	1,872.0	1,246.5	66.6
Maintenance	411.6	24.0	5.8
Transmission	3,627.1	469.4	12.9
Corporate Expansion	2,349.6	332.2	14.1
SPEs Expansion	811.0	68.3	8.4
Maintenance	466.5	68.9	14.8
Distribution	1,781.2	165.4	9.3
Corporate Expansion	1,395.5	118.3	8.5
Maintenance	385.7	47.1	12.2
Other (Research. Infrastructure and Environmental Quality)	1,064.9	90.1	8.5
Total	13,288.6	2,289.7	17.2

Social Capital

Capital Stock Structure

On March 31st 2016. the capital stock of Eletrobras was structured as follows:

Shareholders	Common Shares		Pref. Class "A"		Pref. Class "B"		Total
	1,087,050,297		146.920		265,436,883		1,352,634,100
Federal Government	554,395,652	51.00%			1,544	0.00%	554,397,196	40.99%
Bndespar	141,757,951	13.04%			18,691,102	7.04%	160,449,053	11.86%
BNDES	74,545,264	6.86%			18,262,671	6.88%	92,807,935	6.86%
FND	45,621,589	4.20%				0.00%	45,621,589	3.37%
CEF	8,701,564	0.80%				0.00%	8,701,564	0.64%
FGHAB	1,000,000	0.09%				0.00%	1,000,000	0.07%
FGI	0	0.00%			7,069,400	2.66%	7,069,400	0.52%
Other	261,028,277	24.01%	146,920	100%	221,412,166	83.41%	482,587,363	35.68%

Marketletter 1Q16

Behavior Analysis of Assets

Shares

ELET3 -Eletrobras' Common Shares

In the 1Q16 Eletrobras' common shares (ELET3) presented an appreciation of 15.1% closing at R$ 6.63. The highest price was R$ 7.31 recorded on March 11th and the lowest R$ 4.88 recorded on January 26th considering ex-dividend values. The average daily trading volume in the period was 1.53 million shares and the average daily financial volume was R$ 9.30 million.

ELET6- Eletrobras' Preferred Shares

In the 1Q16 Eletrobras' preferred shares (ELET6) presented an appreciation of 0.57% closing at R$ 10.50. The highest price was R$ 11.21 recorded on March 22nd and the lowest R$ 8.16 recorded on January 26th considering ex-dividend values. The average daily trading volume in the period was 1.80 million shares and the average daily financial volume was R$ 18.3 million.

Evolution of the Shares Traded on BMF&BOVESPA

Marketletter 1Q16

ADR Programs

ELET3 - Eletrobras' Common Shares

In the 1Q16 Eletrobras' common shares ADRs presented an appreciation of 30.88% closing at U$ 1.78. The highest price was U$ 1.99 recorded on March 11th and the lowest U$ 1.14 recorded on January 26th considering ex-dividend values. The average daily trading volume in the period was 0.41 million shares. The ADR balance corresponding to these shares at the end of the quarter was 79.3 million.

EBR-B - Eletrobras' Preferred Shares

In the fourth quarter of 2015 Eletrobras' preferred shares ADRs presented an appreciation of 12.8% closing at U$ 2.91. The highest price was U$ 3.08 recorded on March 10th and the lowest U$ 1.99 recorded on January 26th considering ex-dividend values. The average daily trading volume in the period was 0.93 million shares. The ADR balance corresponding to these shares at the end of the quarter was 20.8 million.

Latibex (Latin American Stock Traded on the Madrid Stock Exchange)

XELTO - Eletrobras' Common Shares

In the 1Q16 Eletrobras' common shares in the Latibex program presented an appreciation of 26.74% closing at € 1.64. The highest price was € 1.79 recorded on March 14th and the lowest € 1.09 recorded on January 20th considering ex-dividend values. The average daily trading volume in the period was 20.3 thousand shares.

XELTB - Eletrobras' Preferred Shares

In the 1Q16 Eletrobras' preferred shares in the Latibex program presented an appreciation of 10.29% closing at € 2.63. The highest price was € 2.82 recorded on March 14th and the lowest € 1.89 recorded on January 26th considering ex-dividend values. The average daily trading volume in the period was 6.6 thousand shares.

Marketletter 1Q16

Evolution of Foreign Currencies

Marketletter 1Q16

Number of employees

Parent Company

Time in the Company

Time of work with the company (years)	1Q16	1Q15
Up to 5	172	298
6 to 10	391	292
11 to 15	204	184
16 to 20	31	37
21 to 25	16	103
more than 25	205	113
Total	1,019	1,027

By region

State of the Federation
	1Q16	1Q15
Rio de Janeiro	962	978
São Paulo	0	0
Paraná	0	0
Rio Grande do Sul	0	0
Brasília	57	49
Total	1,019	1,027

Contracted/Outsourced Manpower

1Q16
0

Turnover Rate (Holding)

1Q16
0.1%

Marketletter 1Q16

Direct partnerships in SPEs – Parent Company

Generation

SPE	Power Plant	Total Investment R$ million	Installed Capacity MW	Assured Energy Average MW	Energy Generated MWh
					1Q16
Norte Energia SA	HPP	29,375.0	11,233.1	4,571.0	-
Mangue Seco 2	WF	109.3	26.0	26.0	14,579
Rouar S.A.	WF	US$ 101.7 MM	65.1	65.1	37,911.92

Power Plant	Participation (%)	Location (State)	Beginning of the Construction	Beginning of the Operation	End of the Operation
Norte Energia S.A	15.0	PA	Jun/11	Feb/16	Aug/45
Mangue Seco 2 WF	49.0	RN	May/10	Sep/11	Jun/32
Rouar SA	50	Uruguai - Departamento de Colônia	Sep/2013	Dec/14	20 years*

Transmission

Project	Object (From-To)	Participation (%)	Investment (R$ million)	Extension of lines (Km)	Tension (kV)	Beginning of the Operation	End of the Concession
Electrical Interconnection Brazil / Uruguay *	TL 230 kV TL 525 kV	Eletrobras - 60.4 Eletrosul - 39.6	128	02 km in 230 kV and 60 km in 525 kV	230 525	Mar/16	-

Project	Object	Total Investment (R$ million) *	Processing Capacity (MVA)	Location	Beginning of the Operation	End of the Concession
Electrical Interconnection Brazil / Uruguay *	Substation Candiota - 525/230 kV	-	672 MVA +1 R 224 MVA	RS	Mar/16	-

* Substation associated with the TL.

Marketletter 1Q16

Notes:

1. Risks related to compliance with laws and regulations

In 2014, "Operation Lava Jato" was launched. The purpose of this investigation is to investigate a corruption scheme principally involving companies engaged in developing infrastructure projects in Brazil.

In light of the media reports relating to this investigation and certain companies which provided services to Eletrobras Termonuclear S.A. – Eletronuclear and certain SPEs in which Eletrobras directly and indirectly holds equity interests, three internal investigation committees were established. The purpose of these committees was to verify the procedures used to engage the contractors implicated in the investigation. Considering the limitations and methods used by the committees, the Board of Directors of Eletrobras decided to engage a specialized firm to identify any potential breaches of the Foreign Corrupt Practices Act, the Brazilian Anti-corruption Law and the Eletrobras' Code of Ethics at certain companies (the "Investigation").  On June 10, 2015, Hogan Lovells was engaged to conduct this Investigation.

On June 31, 2015, Eletrobras' Board of Directors determined that the Investigation be supervised by an independent committee for the management of the Investigation (the "Management Committee") in order to guarantee the independence of the work conducted by Hogan Lovells.  The Management Committee is formed by Dr. Ellen Gracie Northfleet, former justice of the Brazilian Supreme Court, Dr. Durval José Soledade Santos, former president of the Brazilian Securities and Exchange Commission and Dr. Manoel Jeremias Leite Caldas, the representative of the minority shareholders.

Further, on April 29, 2015, the president of Eletronuclear, Mr. Othon Luiz Pinheiro da Silva, requested leave of absence, after the media reported his alleged involvement in a corruption scheme.  On August 4, 2015, Mr. Pinheiro da Silva resigned from his post.  Mr. Pinheiro da Silva is currently a defendant in a criminal proceeding and Eletrobras has requested to assist the Federal Prosecutors in the indictment of Mr. Pinheiro da Silva.

In respect of the construction of the Angra 3 plant, Eletronuclear suspended the agreements for the electrical-mechanical assembly and construction works of the plant.  The consortium responsible for these works, ANGRAMON, filed a suit requesting the termination of these agreements. The courts have not granted any injunction in favour of ANGRAMON, nor has a final decision been handed down.

On June 31, 2015, Mr. Adhemar Palocci, a director of Eletronorte and Mr. Valter Luiz Cardeal, a director of Eletrobras, requested leave of absence from their roles, further to media reports citing their involvement with certain illegal acts.  On August 5, 2015, Mr. Valter Luiz Cardeal also requested leave of absence from his role as a director of CGTEE, Amazonas GT and Eletrosul. Mr Palocci and Mr. Cardeal remain on leave.

To the extent that the Investigation conducted by Hogan Lovells produces any findings and information sufficient for Eletrobras to assess, in light of the applicable Brazilian and American laws, any potential impact on its financial statements, any such impact will be treated pursuant to the applicable rules.

Accordingly, due to the on-going nature of the Investigation, it is not possible to identify and reflect in the financial statements any potential impact related to this matter.

Marketletter 1Q16

2. Filing of Annual Report on Form 20-F

Eletrobras are in contact with the Securities and Exchange Commission and the New York Stock Exchange (NYSE) to discuss the necessary procedures to file our annual reports on Form 20-F for the years ended 2015 and 2014 and to avoid the delisting of our ADRs – American Deposit Receipts listed on the NYSE.

The ongoing investigation conducted by Hogan Lovells is not substantially complete, and, accordingly, the information available to us at the moment is not sufficient for us to assess, in light of the applicable Brazilian and U.S. laws, potential impacts on our financial statements. Despite our efforts and the resources employed in the investigation, the investigation schedule was substantially impacted by difficulties relating to the investigation of certain of our SPEs, in which we hold a minority interest. This was because of restrictions imposed by Brazilian corporate law, as well as limited access to confidential testimonies and plea bargains in connection with the Lava Jato investigation.

We are in the process of developing procedures and methodologies to address these matters appropriately. However, we cannot confirm that we will be able to file our annual reports on Form 20-F on time.

If we do not file the annual reports on Form 20-F for the years ended 2014 and 2015, we will be in noncompliance with the listing requirements of the NYSE, albeit on an involuntary basis. If this occurs, the NYSE may initiate a suspension or delisting procedure of our securities currently listed on the NYSE.

In the event that the NYSE initiates such suspension or delisting procedure, we will file all applicable appeals.

If our ADRs are delisted, we may modify our ADR Program in order for our ADRs to continue to be negotiated on the over the counter ("OTC") market. In any event, we will continue our efforts to ensure that the ongoing investigation is completed on an independent basis and file our annual reports on Form 20-F, as required by the applicable laws.

3. Disposal of controlling interest of CELG D

On September 26, 2014, in an Extraordinary Shareholders' Meeting, Eletrobras approved the Company's acquisition of the controlling interest of CELG Distribuição S.A. (CELG D).

The Company has completed the acquisition process of Celg Distribuição S.A. ("Celg-D")through the payment and transfer, on January 27, 2015, of 76,761,267 common shares issued by CELG D, corresponding to 50.93% of the share capital of the distribution company, for a total of R$ 59,454 thousand.

Marketletter 1Q16

On December 28, 2015, in an Extraordinary Shareholders' Meeting, Eletrobras approved the disposal of the controlling interest of CELG D in a privatization auction to be conducted by BM&FBOVESPA, according to the minimum price and conditions established in Resolution 11/2015 of the National Privatization Council (CND). The Management has committed to a plan to sell the subsidiary and expects the sale to be completed by December 31, 2016.

4. Assets from the Existing Basic Grid System (RBSE) – Explanatory Note 47

On April 20, 2016, the Ministry of Mines and Energy (MME) published Ordinance No. 120 which regulated the conditions for receipt of the indemnifications related to the electricity transmission assets existing on May 31, 2000, identified as facilities of the Existing Basic Grid System (RBSE) and other not yet depreciated or amortized Transmission Facilities (RPC), pursuant to the second paragraph of Article 15 of Law No. 12,783/2013.

According to this Ordinance, the amounts approved by the Brazilian Electricity Regulatory Agency ("Aneel") will comprise the Regulatory Remuneration Base of the electricity transmission utilities and the capital cost will be added to the respective Annual Allowed Revenues. The capital cost will be composed of remuneration and depreciation installments, plus due taxes (gross up), in accordance with corporate law, and will be recognized in the 2017 tariff process, and be adjusted and reviewed as per the concession agreement.

The Company already has around R$ 9 billion approved by ANEEL for the subsidiary Furnas and R$ 1 billion for the subsidiary Eletrosul (see explanatory note 2 of the Financial Statements of the First Quarter of 2016).

The Company has not recognized effects of this Ordinance in this quarterly information, since the subsequent information represents a change in value of the financial asset as a result of the circumstances and information that became known by the Ordinance issued by the MME. Therefore, it was not possible to determine, with reasonable certainty, the Company used of estimates regarding the measurement of annual revenue allowed based on the Ordinance.

The subsidiaries Eletrosul and Furnas preliminarily valued the amount to be received, adjusted by the IPCA + interest rate in the amount of R$ 1,771,717 and R$ 16,637,117, respectively, net of depreciation to March 31, 2016. The amount represents the best estimate, not including the impact of taxes and other charges and may not reflect the amount to be calculated by ANEEL, given that the regulation and payment criteria have not yet been approved.

Marketletter 1Q16

	Gains RBSE X Approved Report
	Book Value	Approved value	Adjustment	Receivable values
Eletrosul	513,455	1,007,043	764,674	1,771,717
Furnas	4,530,060	8,999,520	7,637,597	16,637,117
Total	5,043,515	10,006,563	8,402,271	18,408,834

 The Company is also waiting for ANEEL to publish specific regulations on the subject that will answer the questions up until now.

As mentioned in Explanatory Note 2.1 of the financial statements of the 1Q16, the subsidiaries Eletronorte and Chesf do not have the approval by ANEEL for the presented reports and therefore did not make estimates to determine the total of the corresponding financial assets at March 31, 2016, understanding that pending approval of ANEEL represents a substantial event.

Marketletter 1Q16

Balance Sheet

R$ thousand

Asset	Parent Company		Consolidated
	03.31.16	12.31.15	03.31.16	12.31.15
Current
Cash and cash equivalent	1,257,675	691,719	1,801,798	1,393,973
Restricted cash	1,374,365	647,433	1,374,365	647,433
Securities	3,158,266	3,454,526	5,438,598	6,842,774
Customers	381,491	379,214	4,153,132	4,137,501
Financial asset - Concessions and Itaipu	0	371,007	613,228	965,212
Financing and Loans	6,910,750	6,820,948	2,995,038	3,187,226
Fuel Consumption Account - CCC	195,966	195,966	195,966	195,966
Remuneration of equity interests	279,581	255,468	276,302	309,360
Taxes to recover	146,595	373,962	499,605	716,651
Income Tax and Social Contribution	855,851	928,743	1,241,804	1,475,598
Right to compensation	0	0	2,635,490	2,265,242
Warehouse	333	360	589,640	631,669
Stock of nuclear fuel	0	0	402,453	402,453
Indemnifications - Law 12.783/2013	0	0	0	0
Financial instruments - derivatives	0	0	44,938	21,307
Hydrological Risk	0	0	143,833	195,830
Assets held for sale	0	0	4,623,785	4,623,785
Other	341,972	239,811	1,607,522	1,425,416
TOTAL CURRENT ASSETS	14,902,845	14,359,157	28,637,497	29,437,396

NON-CURRENT
LONG-TERM RECEIVABLES
Right to compensation	0	0	8,160,433	8,238,140
Financing and Loans	28,403,569	30,277,797	12,725,993	14,400,394
Customers	113,147	125,383	1,816,567	1,833,457
Securities	195,203	191,763	197,085	194,990
Stock of nuclear fuel	0	0	542,487	578,425
Taxes to recover	0	0	2,704,765	2,623,186
Income Tax and Social Contribution	1,645,382	1,645,382	2,968,054	3,067,591
Guarantees and escrow deposits	2,283,648	2,204,685	5,313,476	5,079,707
Fuel Consumption Account - CCC	10,774	13,331	10,774	13,331
Financial asset - Concessions and Itaipu	2,667,570	3,078,559	28,450,112	28,416,433
Financial instruments - derivatives	0	0	54,517	25,004
Advances for future capital increase	400,732	189,493	1,422,861	1,215,532
FUNAC Refund	0	0	566,336	598,161
Hydrological Risk	0	0	0	0
Other	2,087,401	2,116,312	1,466,728	1,487,335
	37,807,426	39,842,705	66,400,188	67,771,686
INVESTMENTS	41,809,529	40,813,087	23,142,628	21,954,530
FIXED ASSETS	151,864	148,246	29,862,632	29,546,645
INTANGIBLE ASSETS	0	0	982,493	935,151
TOTAL NON-CURRENT ASSETS	79,768,819	80,804,038	120,387,941	120,208,012
TOTAL ASSETS	94,671,664	95,163,195	149,025,438	149,645,408

Marketletter 1Q16

 R$ thousand

Liabilities and Equity	Parent Company		Consolidated
	03.31.16	12.31.15	03.31.16	12.31.15
CURRENT
Loans and financing	2,891,033	2,572,745	4,621,955	4,224,448
Debentures	0	0	15,583	357,226
Financial liabilities	0	0	0	0
Compulsory loan	54,037	57,630	54,037	57,630
Suppliers	397,635	416,126	10,570,799	10,128,507
Advances from customers	607,187	593,404	661,869	648,236
Taxes payable	78,974	280,637	1,388,088	1,556,578
Income tax and social contribution	218,139	196,000	385,278	581,344
Remuneration to shareholders	42,447	42,478	43,508	84,076
Financial liabilities - Concessions and Itaipu	712,633	0	712,633	0
Estimated liabilities	116,874	109,497	974,549	1,018,788
Reimbursement Obligations	500,145	299,632	590,859	396,208
Post-employment benefits	5,074	22,557	99,552	114,861
Provisions for contingencies	490,487	543,345	571,522	590,725
Regulatory charges	0	0	734,393	695,400
Lease	0	0	143,965	132,972
Grants payable - Use of public goods	0	0	3,640	3,920
Derivative financial instruments	22,326	18,860	22,514	20,608
Liabilities associated with assets held for sale	412,225	412,225	5,575,009	5,575,009
Other	121,018	123,133	2,009,517	1,913,107
TOTAL CURRENT LIABILITIES	6,670,234	5,688,269	29,179,270	28,099,643

NON CURRENT
Loans and financing	25,340,377	27,463,707	40,782,238	42,173,812
Credits from the National Treasury	0	0	0	0
Suppliers	0	0	9,514,088	9,449,421
Debentures	0	0	209,182	205,248
Advances from customers	0	0	644,370	659,082
Compulsory loan	470,348	466,005	470,348	466,005
Obligation for asset retirement	0	0	1,221,677	1,201,186
Operating provisions	0	0	0	0
Fuel Consumption Account - CCC	467,355	452,948	467,355	452,948
Provisions for contingencies	12,405,998	8,901,900	16,800,368	13,556,129
Post-employment benefits	247,997	252,966	1,924,072	1,858,824
Provision for unsecured liabilities	9,203,144	7,793,798	261,853	257,907
Onerous contracts	0	0	1,388,741	1,489,292
Indemnification obligations	0	0	2,571,894	2,483,378
Leasing	0	0	1,088,324	1,119,183
Grants payable - Public good of Use	0	0	60,627	59,644
Advances for future capital increase	226,433	219,294	226,433	219,294
Financial instruments - derivatives	0	0	54,296	78,521
Regulatory charges	0	0	505,202	462,195
Taxes payable	100,785	181,991	888,691	900,309
Income tax and social contribution	487,947	733,289	750,950	1,003,796
Other	905,893	917,014	2,218,527	1,710,369
TOTAL NON-CURRENT LIABILITIES	49,856,277	47,382,912	82,049,236	79,806,543

SHAREHOLDER’S EQUITY
Share capital	31,305,331	31,305,331	31,305,331	31,305,331
Capital reserves	26,048,342	26,048,342	26,048,342	26,048,342
Revenue reserves	0	0	0	0
Equity valuation adjustments	39,452	39,452	39,452	39,452
Accumulated losses	-16,077,890	-12,181,172	-16,077,890	-12,181,172
Other comprehensive income accumulated	-3,163,624	-3,113,481	-3,163,624	-3,113,481
Amounts recognized in OCI classified as held for sale	-6,458	-6,458	-6,458	-6,458
Non-controlling shareholders	0	0	-348,221	-352,792
TOTAL SHAREHOLDERS’ EQUITY	38,145,153	42,092,014	37,796,932	41,739,222
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	94,671,664	95,163,195	149,025,438	149,645,408

Marketletter 1Q16

Statement of Income

 R$ thousand

	Parent Company		Consolidated
	03.31.2016	03.31.2015	03.31.2016	03.31.2015
NET OPERATING INCOME	839,970	803,581	6,761,370	8,598,882
Operating Costs
Energy purchased for resale	-910,612	-693,124	-2,169,057	-2,921,562
Charges on use of electric grid	0	0	-405,495	-464,617
Construction	0	0	-451,157	-563,212
Fuel for electric power production	0	0	-419,118	-299,119
GROSS	-910,612	-693,124	-3,444,827	-4,248,510
Operating Expenses
Personnel. Materials and Services	-165,825	-120,127	-1,987,959	-2,004,428
Remuneration and compensation	0	0	-97,467	-100,074
Depreciation	-1,308	-1,250	-378,298	-348,760
Amortization	0	0	-56,460	-114,318
Donations and contributions	-52,894	-49,412	-69,695	-62,437
Provisions/Operating reversals	-4,327,481	-553,970	-3,013,022	-327,435
Personnel Adjustment Plan	0	0	0	0
Other	-38,385	-161,636	-371,398	-515,893
	-4,585,893	-886,395	-5,974,299	-3,473,345
OPERATING RESULT BEFORE FINANCIAL RESULT	-4,656,535	-775,938	-2,657,756	877,027
II.2 Financial Result
Financial Income
Revenue from interest. commissions and fees	878,946	694,732	192,754	282,847
Income from financial investments	182,471	135,610	308,874	243,027
Moratorium on electricity increase	13,659	46,612	131,039	126,240
Current currency updates	326,617	339,056	799,978	495,013
Current exchange rate changes	2,166,141	3,933,715	2,188,219	4,006,147
Compensation of indemnifications - Law 12.783/13	0	0	0	495,332
Regulatory asset update	0	0	17,535	0
Derivative gains	0	0	25,786	11,528
Other financial income	82,935	15,723	205,598	319,594
Financial Expenses
Debt Charges	-593,404	-550,324	-1,507,040	-1,008,868
Leasing costs	0	0	-67,109	-69,066
Charges on shareholders' resources	-7,139	-5,466	-10,837	-7,535
Negative restatements	-619,888	-3,430	-921,542	-303,889
Negative exchange rate variations	-2,433,323	-3,275,021	-2,372,821	-3,664,977
Regulatory liabilities update	0	0	-8,014	0
Derivative losses	0	0	53,144	-54,519
Other financial expenses	-148,848	-88,614	-380,728	-277,455
	-151,833	1,242,593	-1,345,164	593,419
INCOME BEFORE EQUITY	-4,808,368	466,655	-4,002,920	1,470,446
INCOME FROM EQUITY	861,493	971,927	182,088	40,948
OPERATING RESULT BEFORE TAXES	-3,946,875	1,438,582	-3,820,832	1,511,394
Current Income Tax and Social Contribution	-218,139	0	-226,172	-261,285
Deferred Income Tax and Social Contribution	267,209	-183,335	152,591	-136,498
NET LOSS FOR THE PERIOD	-3,897,805	1,255,247	-3,894,413	1,113,611
PORTION ATTRIBUTED TO CONTROLLER	-3,897,805	1,255,247	-3,897,805	1,255,247
PORTION ATTRIBUTED TO NON-CONTROLLER	0	0	3,392	-141,636
NET LOSS PER SHARE	-2.88	0.93	-2.88	0.93

Marketletter 1Q16

Statement of Cash Flow

R$ thousand

	Parent Company		Consolidated
	03.31.2016	03.31.2015	03.31.2016	03.31.2015
Operating Activities
Result before Income Tax and Social Contribution	-3,946,875	1,438,582	-3,820,832	1,511,394
Adjustments to reconcile earnings to cash generated by operations:
Depreciation and amortization	1,308	1,250	434,758	463,078
Net monetary variation	293,270	-335,626	298,982	-335,960
Net foreign exchange variations	86,943	-658,694	30,283	-659,349
Financial Charges	-340,796	-212,177	381,648	35,384
Financial Asset Revenue	0	0	-177,652	-195,125
Result of equity method	-861,493	-971,927	-182,088	-40,948
Provision (reversal) for capital deficiency	1,417,962	338,689	0	0
Provision (reversal) for doubtful accounts	5,064	12,380	147,409	113,977
Provision (reversal) for contingencies	2,898,358	168,262	2,948,880	252,807
Provision (reversal) for the impairment of assets	0	0	0	-28,396
Provision (reversal) for onerous contract	0	0	-100,551	-75,151
Provision (reversal) for personnel adjustment plan	0	0	0	0
Provision (reversal) for losses on investments	-463	22,254	-463	22,254
Provision (reversal) for loss of financial asset	0	0	0	0
Provision (reversal) for losses on assets	0	0	0	0
Provision (reversal) for environmental compensation	0	0	0	0
Global Reversion Reserve Charges	55,253	67,768	55,253	67,768
Adjustment to present value / market value	-976	-5,068	-957	15,987
Minority interest in results	0	0	-5,139	214,600
Charges on shareholders' resources	7,139	5,466	10,837	7,535
Financial instruments - derivatives	0	0	-78,930	42,992
Other	73,560	-11,592	135,107	-74,472
	3,635,129	-1,579,015	3,897,377	-173,019
(Increase)/Decrease in operating assets
Customers	0	0	-8,699	-410,034
Marketable securities	296,260	-1,305,694	1,405,521	-917,870
reimbursement rights	0	0	-292,541	-1,615,766
Warehouse	27	273	42,029	-20,729
Nuclear fuel stock	0	0	35,938	37,607
Financial assets - Itaipu and public service concessions	781,996	-76,791	781,996	-76,791
Other	-58,101	-135,429	217,606	-143,380
	1,020,182	-1,517,641	2,181,850	-3,146,963
Increase/(Decrease) in operating liabilities
Suppliers	4,237	54,906	744,183	1,551,791
Advances from customers	0	0	-14,863	-13,812
Leasing	0	0	-19,866	-17,909
Estimated Liabilities	7,377	6,619	-44,239	40,530
Indemnification Obligations	0	0	82,654	51,823
Sector Charges	0	0	82,000	136,410
Other	-21,327	9,952	72,828	1,002,447
	-9,713	71,477	902,697	2,751,280

Cash from operating activities	698,723	-1,586,597	3,161,092	942,692

Payment of financial charges	-523,716	-352,710	-731,711	-308,952
Payment of Global Reversion Reserve charges	-283,259	-53,414	-283,259	-53,414
Permitted annual revenue receipts (financial asset)	0	0	153,219	227,822
Financial asset indemnities received	0	0	0	795,309
Financial charges received	572,847	540,823	317,833	65,412
Income tax payment and social contribution	-75,765	-67,147	-118,100	-101,585
Investment in corporate participations received	52,138	0	116,414	20,958
Pension payment	-17,483	-3,010	-42,215	-76,479
Payment of legal contingencies	-64,411	-342,220	-70,525	-346,599
Judicial deposits	-50,039	-27,313	-218,222	-98,711

Net Cash from operating activities	309,035	-1,891,588	2,284,526	1,066,453

Financing activities

Loans and financing obtained	305,651	2,179,372	1,423,361	2,375,303
Payment of loans and financing - Main	-416,801	-785,200	-1,377,745	-456,634
Payment of compensation to shareholders	-30	-384	-30	-384
tax refinancing payments and contributions - main	0	0	-42,581	-7,612
Other	0	0	1,863	13

Net cash provided by financimento activities	-111,180	1,393,788	4,868	1,910,686
Investing activities
Loans and financing granted	-126,900	-82,508	-3,055	-2,207
Loans and financing received	919,893	964,601	631,522	183,327
Acquisition of fixed assets	-4,450	-4,837	-564,492	-1,020,080
Acquisition of intangible assets	0	0	-14,348	-84,217
Acquisition of concession assets	0	0	-412,501	-919,077
Acquisition/supply of capital in shareholdings	-255,000	-109,703	-1,125,686	-648,450
Loans and financing granted	-165,442	0	-388,690	-58,240
Loans and financing received	0	0	0	0
Other	0	0	-4,319	1,638
Net cash from investing activities	368,101	767,553	-1,881,569	-2,547,306

Increase (decrease) in cash and cash equivalents	565,956	269,753	407,825	429,833

Cash and cash equivalents at beginning of year	691,719	88,194	1,393,973	1,407,078
Cash and cash equivalents at end of year	1,257,675	357,947	1,801,798	1,836,911
	565,956	269,753	407,825	429,833

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.